Room 4561

      February 16, 2006

David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
666 Fifth Avenue Suite 300
New York, NY 10103

RE:	Tree Top Industries, Inc.
	Form 8-K filed February 15, 2006
      File No. 0-10210

Dear Mr. Reichman:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to this comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 16, 2006
1. We note that you indicate that the amendments to your periodic reports filed on February 14, 2006 resulted in the conclusion that the financial statements included in these reports should not be relied on. However, it appears that you restated your financial statements in January. Please revise your Form 8-K to disclose the date on which you determined that your financial statements should not be relied on in accordance with Item 4.02(a)(1) of Form 8-K.


2. Please explain to us why the restatement did not affect any of your 2005 interim financial statements. In this regard, we note that your statements of operations for each interim period in 2005 do not appear to have been affected by the change in calculating your stock-based compensation. If you determine that these interim financial statements should be adjusted to reflect this error, please do so and amend your Form 8-K to identify the financial statements that should no longer be relied on in accordance with Item 4.02(a)(1) of Form 8-
K.
3. Please amend your Form 8-K to provide a brief description of the facts underlying the conclusion to restate your financial statements in accordance with Item 4.02(a)(2). This description should include a brief description of the stock-based compensation issue that resulted in the restatement.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding our comments.


								Sincerely,



								Brad Skinner
								Accounting Branch Chief
??

??

??

??

Mr. David Reichman
Tree Top Industries, Inc.
February 16, 2006
Page 3